                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       BLUE ROCK MARKET NEUTRAL FUND, LLC
                                (Name of Issuer)

                       BLUE ROCK MARKET NEUTRAL FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Robert W. Fullerton
                       Blue Rock Market Neutral Fund, LLC
                          c/o Blue Rock Advisors, Inc.
                                 3915 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 337-8000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                 March 31, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


     Transaction Valuation: $40,000,000 (a)  Amount of Filing Fee: $4,708.00 (b)

1.   Calculated as the aggregate maximum purchase price for Interests.

2.   Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $4,708.00

     Form or Registration No.: Schedule TO, Registration No. 005-80206

     Filing Party: BLUE ROCK MARKET NEUTRAL FUND, LLC

     Date Filed: December 27, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 31, 2005 by Blue Rock Market Neutral Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $40,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase. A copy of the Offer to Purchase was previously filed as an Exhibit to the Statement on March 31, 2005.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.  The Offer expired at 12:00 midnight, Eastern Time, on April 27, 2005.

     2. The Valuation Date of the Interests tendered pursuant to the Offer is June 30, 2005.

     3. No Interests were tendered prior to the expiration of the Offer, and therefore, no Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BLUE ROCK MARKET NEUTRAL FUND, LLC

                                        By: /s/ Robert W. Fullerton
                                           -------------------------------------
                                           Name:   Robert W. Fullerton
                                           Title:  Principal Executive Officer
July 7, 2005



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